Jerold N. Siegan, Esq.

218 N. Jefferson St, Suite 400

Chicago, IL 60661

Direct/Mobile: 312.560.7228

jerry@jnsieganlaw.com

November 9, 2018

U.S. Securities and Exchange Commission

Washington D.C. 20549

Re: Quantum Energy, Inc.

Registration Statement on Form S-1

Filed August 22, 2018

File No. 333-225892

Ladies and Gentlemen:

This is in response to the staff’s comment letter dated September 10, 2018 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-1A filed on June 26, 2018 and amended on August 30, 2018 (the “Registration Statement”) by Quantum Energy, Inc. (the “Registrant”). This letter is also submitted together with Amendment #2 to the Registration Statement filed by the Registrant as of the date hereof (“Amendment #2”).

Use of Proceeds

1.                  Please provide corrected entries for the 100% offering scenario. In that regard, we note that the amounts for the total expenditures listed and for the net remaining proceeds are inconsistent with the other figures you supplied in that column.

Response: Amendment #2 updates the 100% column in the Use of Proceeds Table and the Dilution Table to reflect consistent amounts throughout Amendment #2.

2.                  Please clarify how you plan to use the remaining net proceeds under the 100% offering scenario. It is unclear if you intend to devote the entire amount to the referenced “Predevelopment Work.” Refer to Item 504 of Regulation S-K and note also the requirement in Instruction 3 for a discussion of other sources and amounts of funds if needed.

Response: Amendment #2 clarifies how the Registrant plans to use the remaining net proceeds under the 100% offering scenario. Amendment #2 also discusses the Registrant’s need for substantial capital and that the Registrant has not made any arrangements or received any unconditional commitments to raise such additional substantial capital.

U.S. Securities and Exchange Commission

Washington D.C. 20549

November 9, 2018

Description of Securities

3.        Please reconcile inconsistent disclosures concerning the number of common shares you are authorized to issue, including the reference to 495,000,000 shares under Description of Securities, and your references to 295,000,000 shares in Note 11 to your annual financial statements and Note 7 to your interim financial statements. Please disclose any related changes that were made to your articles of incorporation subsequent to the dates of the financial statements. Please also file any amendments to the articles of incorporation intervening between the versions of such documents filed as Exhibits 3.1 and 3.3 to comply with Item 601(b)(3) of Regulation S-K.

Response: Amendment #2 reconciles the disclosures concerning the number of common shares the Registrant is authorized to reflect that on June 11, 2018, the Company amended its Articles of Incorporation increasing the number of common shares of its stock from 295,000,000 shares to 495,000,000 shares (no change to par value of $0.001 per share).  The Company has included an additional disclosure to its financial statements (Note 10 – Subsequent Event) for clarity.

The Registrant has not filed any amendments to the articles of incorporation intervening between the versions of such documents filed as Exhibits 3.1 and 3.3.

Interim Consolidated Financial Statements

Management’s Discussion and Analysis and Plan of Operation

Liquidity and Financial Condition

4. We note in response to prior comment 10 you clarify that your plan of operations does not include “to locate profitable mining properties” and we see that you have revised the disclosure in Note 2 to your financial statements accordingly. However, you also added disclosure in the third paragraph under the Cash Flow heading of MD&A that refers to mining properties and plans to form mining joint ventures. Please revise this discussion so that it is consistent with your actual plan of operations.

Response: Amendment #2 clarifies the disclosure in the plan of operations in the MD&A to delete the reference to mining properties and plans to form mining joint ventures, because this is no longer part of the Registrant’s Plan of Operations.

U.S. Securities and Exchange Commission

Washington D.C. 20549

November 9, 2018

Supplementally, Amendment #2 also includes (i) page numbers and (ii) the disclosure required by Item 403(b) of regulate S-K regarding the beneficial holdings of all officers and directors as a group, which disclosures were inadvertently deleted in Amendment #1 filed on August 30, 2018, during the conversion process to the EGDGAR format.

Very truly yours,

/s/ Jerold N. Siegan

Jerold N. Siegan

JNS:

cc:	Jeffrey J. Mallmes
Andrew J. Kacic
William J. Hinz
Richard Ethington
Pamela Bing
Scott Sylvester